InterOil Corporation Antelope-1 Well Drilling Report No. 5 January 7, 2009

Prospect:	Antelope

Type:	Appraisal well

Location:	PPL 238, Eastern Papuan Basin 294,277m E; 9,210,679m N - AGD 66, Zone 55

Current Status:
Preparing to log well under pressure, the first 2,041 feet (622 meters) of reservoir, and then drill a full core at 7,776 feet (2,370 meters).

Drilled out from underneath the 9 5/8” casing at 5,738 feet (1,749 meters) with an 8 ½” bit and an underbalanced mud system down to 5,837 feet (1,779 meters) while producing gas to surface and dominantly dolomite cuttings as reported earlier.  At 5,837 feet (1,779 meters), all circulation was lost when permeability became too great to maintain the mud system under pressure.  Drilling resumed using a mud cap system and the well was drilled with total losses to the formation from 5,837 feet (1,779 meters) to 7,776 feet (2,370 meters), with drilling fluid (water) losses of approximately 73,000 bbls into the reservoir during drilling operations with pressure.

Currently preparing to log the well.  Once logging is complete a conventional core will be acquired from 7,776 feet (2,370 meters) to 7,953 feet (2,424 meters) before drilling to TD of approximately 8,203 feet (2,500 meters).

The core will be used to obtain important petrophysical and reservoir characteristics and assist in the reservoir evaluation and characterization of the reefal facies and the richer condensate tested near the base of the hydrocarbon column in the Elk 4 well.

Past Activity:
Coal and shallow marine fossils fragments were observed in the lower claystone section indicating a shallow marine depositional environment. Limestone and dolomite were present at the top of the carbonate reservoir interval at 5,689 feet (1,734 meters), and continues to be seen through the reservoir section along with some vugular porosity in the drilling samples.  Background gas (C1-methane to C5-pentane)* was observed while drilling the lower claystone interval above the reservoir prior to the well flowing approximately 2-3 MMcfd once drilling resumed in the carbonate/reef section.

(*note: previous wells drilled in the area have experienced background gas, however background gas in no way confirms commercial accumulations of hydrocarbons reached to date on this well, until the well is drilled out and testing and logging is completed.  The structure may need further geological, geophysical and appraisal work before a commercial confirmation of gas reserves.)  There is no assurance that any such reserves will be established.)

Planned Total Depth:	Approximately 8,200 feet (2500 meters)

Operator:	InterOil subsidiary, SPI (208) Limited.

Prospect Description:	This well is targeting the Puri and Mendi, and Antelope reef limestone.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
Anesti@interoil.com
Phone:  +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release contains forward looking statements concerning drilling activities in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.